PRACTUS

JOHN H. LIVELY, Managing Partner

john.lively@practus.com 1

1300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

October 6, 2025

Mr. Raymond Be

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PFS Funds (File Nos. 811-09781) - Castle Tandem Fund

Dear Mr. Be:

This letter provides the response of PFS Funds (the “Trust” or the “Registrant”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP, on a call on September 26, 2025. The comments relate to the Preliminary Proxy Statement (“Proxy”) of the Trust, which was filed on September 17, 2025, pursuant to Section 14(a) of the Securities Act of 1934 (the “1934 Act”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the Proxy.

General Comments

Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement. Identify and explain any variations in the disclosures.

1.	Comment: In the section titled “Introduction and Background,” in the second paragraph, it states that “Castle will be compensated by Tandem for transferring certain aspects of its registered investment advisory business to Tandem.” Supplementally, please advise the Staff of the details of the compensation, and include an analysis of how this transaction complies with section 15(f) of the Investment Company Act of 1940.

Response: In connection with Tandem taking over Castle’s investment advisory functions for the Fund, Tandem has agreed to pay Castle $100,000 upon taking over as the Fund’s investment adviser, after the completion of a successful shareholder vote. Tandem then will pay up to $85,000 to Castle within 90 days of Tandem’s start date as the new investment adviser. The additional payment is dependent on Castle’s cooperation with the transition.

An analysis of how the transaction complies with section 15(f) of the Investment Company Act was, and is, included in the proxy statement in the section titled “Section 15(f) of the

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Mr. Raymond Be
U.S. Securities and Exchange Commission
October 6, 2025

1940 Act.” We have copied the disclosure below in response to the Staff’s request to include the analysis supplementally.

Section 15(f) was added to the 1940 Act to provide a safe harbor permitting an adviser to sell its advisory position provided that certain procedural protections are followed. Section 15(f) of the 1940 Act provides that when a change of control of an investment adviser occurs, the investment adviser or any of its affiliated persons may receive any amount or benefit in connection therewith only if two conditions are satisfied. First, an “unfair burden” must not be imposed upon the investment company as a result of the transaction relating to the change of control, or any express or implied terms, conditions or understandings applicable thereto. The term “unfair burden” includes any arrangement during the two-year period after the change of control whereby the investment adviser (or predecessor or successor adviser), or any interested person of any such adviser, receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services) or from any person in connection with the purchase or sale of securities or other property to, from, or on behalf of the investment company (other than fees for bona fide principal underwriting services). No such compensation arrangements are contemplated as a result of the Tandem and Castle transaction.

The second condition is that, during the three-year period immediately following consummation of the transaction, at least 75% of the Board must not be “interested persons” of the investment adviser or predecessor investment adviser within the meaning of the 1940 Act. The Board meets this requirement and will continue to meet it for the required period.

2.	Comment: Please clarify and disclose the additional duties Tandem will be providing in taking over for Castle as the Fund’s investment adviser. Please also disclose those duties as described in the proposed new investment management agreement with Tandem given shareholders are being asked to approve that agreement.

Response: The Trust has revised the disclosure to address your comment in the section titled “New Proposed Investment Adviser.”

3.	Comment: On page 3, it states that Tandem’s new advisory fee is 0.75% of the average daily net assets of the Fund. Please disclose and clarify how that fee compares to Tandem’s current sub-advisory fee rate (even though Castle, and not the Fund) pays Tandem’s sub-advisory fee).

Response: The Trust has revised the disclosure to address your comment.

4.	Comment: On page 5, the disclosure states the Fund’s name will change to Tandem Fund. Please clarify whether shareholders will vote on the name change and that the change will

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Mr. Raymond Be
U.S. Securities and Exchange Commission
October 6, 2025

only occur if shareholders approve the investment advisory agreement.

Response: The Trust has revised the disclosure to address your comment.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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